15026676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAY 04 2015
WASHINGTON DC SECTION

SEC FILE NUMBER
8-67307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 NORTH CAMDEN DRIVE, 4TH FLOOR
(No. and Street)

BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, JR. CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE 508, SOUTHFIELD, MICHIGAN 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor M. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMS Capital Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

____
Notary Public   * SEE ATTACHED JURAT

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 29th day of April, 20 15, by Trevor Saliba ____________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN JUSTIN SHAW
Commission # 1965995
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2016

(Seal) Signature [signature]

JOHN JUSTIN SHAW

NMS CAPITAL ADVISORS, LLC
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
NMS Capital Advisors, LLC
433 North Camden
Beverly HIlls, CA 90210

Report on the Financial Statements

I have audited the accompanying statement of financial condition of NMS Capital Advisors, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of NMS Capital Advisors, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Capital Advisors, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of NMS Capital Advisors, LLC financial statements. The Net Capital Computation is the responsibility of NMS Capital Advisors, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Accrual Basis

NMS Capital Advisors, LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
WFB Checking #1238	92,133.01
WFB Savings #6718	4,502.83
Total Checking/Savings	96,635.84
Accounts Receivable	
Accounts Receivable	4,068.44
Allowance for Doubtful Accounts	-2,315.19
Total Accounts Receivable	1,753.25
Other Current Assets	
Investments	4,520.40
Total Other Current Assets	4,520.40
Total Current Assets	102,909.49
TOTAL ASSETS	**102,909.49**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	14,374.24
Total Accounts Payable	14,374.24
Other Current Liabilities	
COR Clearning Liability	
Total Min Cleaing Fees	22,196.82
Total Platform Expenses	11,963.57
Total COR Clearning Liability	34,160.39
COR Premier Account	6.25
Total Other Current Liabilities	34,166.64
Total Current Liabilities	48,540.88
Total Liabilities	48,540.88
Equity	
Members Equity	-53,167.41
NMS Capital Group	83,000.00
Opening Balance Equity	22,951.34
Net Income	1,584.68

NMS Capital Advisors, LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
Total Equity	54,368.61
TOTAL LIABILITIES & EQUITY	102,909.49

Accrual Basis

NMS Capital Advisors, LLC
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
Advisors Fee (Reimburs)	2,003.25
Commission	
COR Clearing	7,694.56
Mutual Funds	20,006.60
Total Commission	27,701.16
Investment Banking Income	79,500.00
Other Income	79,070.00
Private Placement Income	499,581.36
Strategic Advisory Income	22,475.00
Unrealized Gain/Loss	2,920.40
Total Income	713,251.17
Gross Profit	713,251.17
Expense	
Automobile Expense	58.00
Bank Service Charges	
COR Premier Charges	6.25
Monthly	525.00
Total Bank Service Charges	531.25
Compensation & Benefits	
Commissions	34,922.85
Total Compensation & Benefits	34,922.85
Dues and Subscriptions	675.00
Error Expense	-99.94
Finder Fees	490,416.63
Information Technology	
E-mail Archiving	2,550.00
Total Information Technology	2,550.00
Insurance Expense	
SIPC	820.00
Total Insurance Expense	820.00
Licenses & Registrations	
FINRA	16,817.95
Licenses & Registrations - Other	1,945.00
Total Licenses & Registrations	18,762.95
Management Fees	

NMS Capital Advisors, LLC
Profit & Loss
January through December 2014

	Jan - Dec 14
NMS Cap Group-Fees	97,000.00
Total Management Fees	97,000.00
Office Expense	
Office Supplies	995.49
Total Office Expense	995.49
Postage and Printing	24.42
Professional Fees	
Audit Fees	8,000.00
FinOp Expense	6,000.00
Total Professional Fees	14,000.00
Rent/Lease Expense	
Office Space	0.00
Rent - NMS Group	3,000.00
Total Rent/Lease Expense	3,000.00
Telephone Expense	600.57
Trade Fee	
Net Minimum Clearing Fee	36,000.00
Net Platform Expenses	9,973.48
Total Trade Fee	45,973.48
Travel	40.00
Utilities	
Telephone	1,397.35
Total Utilities	1,397.35
Total Expense	711,668.05
Net Ordinary Income	1,583.12
Other Income/Expense	
Other Income	
Interest Income	1.56
Total Other Income	1.56
Net Other Income	1.56
Net Income	1,584.68

NMS Capital Advisors, LLC
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	1,584.68
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	2,598.83
Clearing Deposit Accounts:Clearing Deposits - Legent LLC	25,000.00
Investments	-2,920.40
Accounts Payable	9,299.94
Broker Error	-99.94
COR Clearning Liability:Total Min Cleaing Fees	-15,221.08
COR Premier Account	6.25
Net cash provided by Operating Activities	20,248.28
FINANCING ACTIVITIES	
NMS Capital Group	18,000.00
Net cash provided by Financing Activities	18,000.00
Net cash increase for period	38,248.28
Cash at beginning of period	58,387.56
Cash at end of period	96,635.84

NMS Capital Advisors, LLC

Statement of Changes in Member's Equity

January through December 2014

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2014			$ 34,784.00
Net Income for year ended December 31, 2014			$ 1,585.00
Member Contributions			$ 18,000.00
Member Distributions			$ -
Prior Perido Adjustment			$ -
Balance at December 31, 2014	$ -	$ -	$ 54,369.00

*The footnotes are an integral part of the financial statements.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

NMS Capital Advisors, LLC is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is a wholly-owned subsidiary of NMS FIN Holdings, LLC. The Company will be changing its name to NMS Capital Advisors, LLC effective March 1, 2014.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

NOTE B – Summary of significant accounting policies, continued

Income taxes
The Company was formed a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the federal or Nevada Jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties and interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2010.

NOTE C – Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2014 include trading investments. The Company determines the fair values of the trading securities using quoted market prices.

NOTE D – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $51,938 and exceeded the minimum net capital requirement by $46,938 The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.93 to 1.

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

NMS Capital Advisors, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$	54,369.00
Nonallowable assets:			
Prepaid Expenses	0.00		
Fixed Assets	0.00		
Accounts receivable – other	1,753.00		(1,753.00)
Other Charges			
Haircuts	678.00		
Undue Concentration	0.00		(678.00)
Net allowable capital		$	51,938.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	3,235.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	46,938.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	48,541.00
Percentage of aggregate indebtedness to net capital		93.46%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$	51,938.00
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		51,938.00
Reconciled Difference	$	(0.00)

NMS Capital Advisors, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through COR Clearing LLC broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2014

Board of Directors
NMS Capital Advisors, LLC
433 North Camden Drive,
4th Floor
Beverly Hills, CA 90210

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) NMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) NMS Capital Advisors, LLC stated that NMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NMS Capital Advisors, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NMS Capital Advisors, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

NMS Capital

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that NMS Capital Advisers, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. NMS Capital Advisers, LLC did not hold customer securities or funds at any time during this period. NMS Capital Advisers, LLC's past business has been of similar nature and has complied to this exemption since its inception, January 2006.

Trevor M. Saliba, the CEO of NMS Capital Advisers, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Trevor M. Saliba, Richard Tabizon and Patrick Hodara has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected NMS Capital Advisers, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 310-855-0020.

Very truly yours,

NMS Capital Advisers, LLC
Trevor M. Saliba
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
NMS Capital Advisors, LLC
433 North Camden Drive,
4th Floor
Beverly Hills, CA 90210

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by NMS Capital Advisors, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating NMS Capital Advisors, LLC, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). NMS Capital Advisors, LLC.'s management is responsible for NMS Capital Advisors, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $1,471.00.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, NMS Capital Advisors, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 16, 2015